Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
October 12, 2011

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-founder and Member of the Board, Chief Executive Officer and Managing Director

Ashok Vemuri
Member of the Board, Head of Americas, Global Head, Financial Services & Insurance

V. Balakrishnan
Member of the Board and Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe, Global Head, Manufacturing, Member

PRESS

Gautam Das
Financial Express

Chandra Raghunathan
ET Now

Sangeetha
Deccan Chronicles

Jayadevan
Economic Times

Shantanu
Reuters

Vibu
Business Standard

Sridhar K. Chari
Mint

Balaji
Akansha
Dataquest

S. D. Shibulal

Good afternoon everyone. It is a pleasure for me to be here to speak to you about the Q2 performance. Q2 we have seen overall good performance. The growth has been all around. We delivered $1.746 bn in revenue. Our guidance was $1.730 bn to $1.755 bn. In constant currency, actually the revenue number is $1.754. Now this is a sequential growth of 4.5% reported currency and 5% in constant currency. The growth was balanced all around. We have seen growth in almost all verticals and we have also seen growth in North America and rest of the world.

Top ten clients grew by 4.4% and top 25 by 7.1% and the rest of the clients by 2.5%, again all around growth. We have seen very strong client additions in Q2 45 new clients have been added in Q2; 19 of them are in our investment areas, healthcare, Life Sciences, Utilities. Seven of the new client additions have been in Fortune US 500 space.

Margins have gone up by 1.9% to 26.1% to 28% this quarter. Our Building Tomorrow’s enterprise is a strategic direction. We are seeing a very good traction with our clients. We are having multiple engagements and discovery workshops with our clients.

There are three wins, which I want to talk about, number one is in the manufacturing space where we are transforming a client, building an organization for the future. Moving them from a country-centric approach to client centric approach. So that is one. Number two; we are working with one of the global retailers in creating new consumer experience in store. That is in the digital consumer space and third one is in the emerging market space. We are building engineering innovation centers in the emerging markets for US Cooperation; so very good wins and very good traction for our Building Tomorrow’s enterprise strategic directions.

Products and platforms have seen good traction. 27 new wins this quarter; 17 for Finacle and 10 for our Infosys Edge family of products. We have 9 platforms in the market today and 20 clients operating on those platforms.

Operationally also we have moved up this quarter. Our utilization has gone to 787%. The guidance for the next quarter is $1.802 bn to $1.840 bn, that is the growth of 3.2% to 5.4%. So this has been a good quarter with overall growth and performance.

Here are the revenue numbers, revenue grew over 8000 Crores for the quarter ending September 30. In rupee terms the quarter-on-quarter growth is 8.2% and on year-on-year terms 16.6%. Net profits also grew by 10.7% quarter-on-quarter and year-on-year 9.7%, EPS 33.36% for the quarter. 45 new clients I have already talked about where we have added over 15000 new employees this quarter, 8000 net. We have given 23000 offers in the campus. Next quarter we are planning to add another 8000 employees.

Our plan for the year is 45000 as we have mentioned before and we are close to 142000 people in our employee base.

Here are the financial performance; North America marginally up, Europe marginally down, some of it because of currency movements, utilization excluding trainees 77.3%. There is no material change in any of this.

Client additions, I have already talked about million dollar clients 388 up from 374; $50 mn clients 35, 32 last quarter and we have won $300 mn clients and top client is 4.6%, repeat business is 98.5%.

These are some of the awards and recognitions, which we have received. Actually two or three, which I have in my mind, we have been rated as in the leadership squadron by Gartner and Forrester this quarter. Third year in the row we have received the Oracle Titan awards and the most important one we were ranked number 15 in the world in the innovation list. The world’s most innovative companies by Forbes and HOLT. These are some of the client acquisition and expansion of services. Finacle 17 new wins, we have gone live in 12 new Finacle instances and we touched 13% of the world’s banking population. The world’s banking population is 32% of the total population and we touched 13% of the banking population through Finacle.

We have launched Infosys Edge, which is a family of platforms on the cloud. The platform revenue, which we have booked, is $200 mn. TCB revenue we have in the platform space.

Our new practices cloud, enterprise and mobility are seeing good traction. BPO wins; we filed 48 new patent applications in India and US in Q2, so aggregate number is 424 and 30 has been awarded. I talked about some of these. The total employee by 142,000, attrition has marginally come down in absolute terms. We have 28 mn sq ft of space available and 8.2 mn sq ft under construction. Here is the outlook in rupee terms.

To summarize if you look at the global environment it is still uncertain. We are seeing macroeconomic issues in US and employment issues, there are issues in the financial sector, and Euro zone is under turbulence, so there are many uncertainties in the world. During those uncertainties we have performed well this quarter. We clearly believe that our strategic direction of Building Tomorrow’s Enterprise will enable us to build consulting and Service Corporation of the future. We are seeing extremely good traction with our clients. Our Infosys 3.0 is fully in place and the complete realignment is over. Infosys consulting has been merged with Infosys as of the end of last quarter and we have done that without losing leadership, without losing people we have done it almost seamlessly, we have done it without impacting any of our client delivery or client relationships and that really puts us in a unique spot for continuing our growth and our relationship with our clients. We are committed to delivering measurable business value in all the three offerings which we have in the business IT offering, which is actually majority of our revenue which is 60% of our revenue. We are committed to delivering business value and reducing total cost of ownership for our clients.

In the transformation space we are doing extremely well and even there we are promising our clients through our VRM framework measurable business value. The third one is the product and platform space, which is fairly new for us, seeing very good traction with our clients. Thank you.

Operator

We can open the floor for questions.

Gautam Das

Hi this is Gautam Das from Financial Express. Could you comment on the outlook for BFSI over the next few quarters? There have been large layoffs in the BFSI world, what does that means for Indian IT services or does that mean more work will come to India or the near term outlook is a little clouded? Also if you could comment on that $300 mn client win, which sector is it from?

S. D. Shibulal

Ashok will comment on the financial services space but overall as I said we need to remain cautious because we are seeing uncertainties in various parts of the world. We are also seeing that the clients are becoming cautious about investments which they are making. They are scrutinizing their investments much more closely. There are delays in decision-making; at the same time we are not seeing project cancellations or program cancellations. Now, the $200mn from platforms is not revenue from this quarter, but it is the total contract value, which we have booked for the platforms booking. It is actually over the 9 platforms, which we have in the market, which we call Infosys Edge. So with that let me hand over to Ashok.

Ashok Vemuri

Thanks Shibu. If we look at the financial services business, this is the second quarter where we have consistently shown company comparable or slightly higher growth in that. If we look at the business, there is evenly distributed growth across the US markets, which is a bulk of where we get our financial services business as well as Europe. We are very heartened to see a growth in the Asia Pacific region especially Australia where today some of our largest clients in the financial services sector come from Australia. So the services business has grown at about 8.5% quarter-on-quarter. The product business of course is a bit of a lumpy business, it has some cyclicality whereas Shibu mentioned we have opened 17 new accounts in our product business in Finacle and that is probably one of the highest numbers of accounts ever opened in the quarter in that particular product region. There is a significant amount of uncertainty and I think Shibu was very clear when he said that the uncertainty continues but a lot of that is actually factored in terms of behavior and budgets of our clients. So we have not seen any project cancellations, we have not seen any reductions in budgets and we feel very confident that the strategies in which we have invested for the last 18 to 24 months, which is around Building Tomorrow’s Enterprise or doing more work in the areas of mobility, pervasive computing, smarter organizations and most importantly digital commerce are finding significant traction in the market. The one thing that we see different from the time of Lehman crisis to now is that unlike at that time when the first reaction was paralysis followed by flight to procurement, if you will this time there has been a significant amount of time for people to determine their strategy. We are seeing significant spend in the areas of the revenue side of the balance sheet, which is why we feel very confident that with these strategies in which we have invested we will be able to continue to service our clients in the fashion that we want to. The last point is on Europe clearly continental Europe our footprint has been slightly small in financial services but if we look at the account opening and given the scenario in Europe especially with the sovereign risk issues etc., we are seeing a significant amount of traction due to requirement of reduction in the operating expenses as well as in terms of consolidations and mergers. So from that perspective we feel a little more comfortable than we would have been about 3 to 6 months ago.

Chandra Raghunathan

Chandra Raghunathan here for ET Now; you have guided to 17.1% to 19.1% which basically means 5% plus close to the remaining quarters, now a lot of analysts are skeptical about this because they say that the third and fourth are seasonally weak and the growth would not be that robust, what is really making you so confident about 5% plus growth you mentioned even spending but if you can just give me more perspective on that?

V. Balakrishnan

We have been talking about this for the last two quarters. This year is an abnormal year. In a normal year, we always see the growth being front loaded, first two quarters always look good, third and fourth quarters we see soft quarters but this year clients have got the budget but they are living in an uncertain world. So even though they have a budget they are not spending that was a challenge. So we said this year clients could spread out this spending evenly across quarters that is what is happening. If you look at our growth in the first quarter, first quarter we grew by 4.3%, second quarter we grew by 4.5%, in fact in constant currency it is 5%, so next two quarters also we may grow at the upper end at around 5% to 5.5%, so this year the growth is going to be evenly spread out because of the environment it is not a normal year, it is an abnormal year.

Unknown Speaker

What about the $300 mn, Shibu could you comment on that?

S. D. Shibulal

It is not a $300 mn win. There is one $300 mn client today it was not there in last quarter, so as I said when we added 45 new clients and our million dollar clients have gone to 388 we now have one $300 mn client. Talking of wins because you have asked, we have two large wins both in the financial industry and two transformational wins both in the manufacturing space and both of them inline with Building our Tomorrow’s Enterprise strategy direction.

Unknown Speaker

What is this 300 mn? If you could give a set of record because for many quarters we did not hear and your data also shows, when was the last you had or is it the first time you are getting $300 mn and which vertical is BFSI? Thank you.

V Balakrishnan

We had one client in the past on the telecom side. This is on the yearly run rate on the last 12-month basis. One client is about $300 mn, earlier we had one client in telecom, and now we have one client who has come up in the financial services. That was about year back.

Sangeetha

This is Sangeetha from Deccan Chronicle. My question is to Shibu. If Obama's job bill gets passed sometime early next week, what are the implications for the IT services sector, given the fact that a part of the bill also allows a large tax up for small and medium enterprises, so will that make the Indian IT services outsourcing proposition unviable to a certain extent or not?

S. D. Shibulal

See the more investments which happens in US, the more investments which the corporate will do, it will be in turn good for us. If you look at the world, today actually somebody was telling me that people are saying that the world will come to an end, the world will never come to an end and then I answered that corporations will never come to an end, they will always exist because in today’s world if you want to create wealth and if you want to create social well-being, the only mechanism you have or the most important mechanism you have are corporates, so they will always exist. As long as we can be relevant to them, as long as we are delivering business value, as long as we are providing them with innovations we will also be fine and the more investments they make, the more changes they go through, it will be advantageous to us.

Jayadevan

Hi this is Jayadevan from the Economic Times. One question is you have brought down your guidance for the next year, what is the reason and are there bigger worries that you foresee beyond 2012?

S. D. Shibulal

We have not brought down the guidance. We have recasted it based on the currency movement. So when we gave the guidance about a year back we had given the guidance based on the currency exchange rates at that point in time. Now using the new exchange rates that exact same guidance has been recasted so it has become 17.1% to 19.1%. There is no change in the volume or the pricing essentials, which we had made at that point. So they remain the same.

Jayadevan

Are there any bigger worries that you foresee in the future?

S. D. Shibulal

So there are definitely bigger worries. We remain very, very cautious because if you look at US, there is macroeconomic challenges; there is unemployment, financial industries going through challenges. If you look at Europe, you have the Euros on turbulence. It is quite unpredictable. Our clients remain very cautious. They are scrutinizing their investments, while they are taking short-term decisions; they are hesitating to take long-term decisions. So we remain very cautious.

Jayadevan

Can you break down the growth, in terms of volumes and prices?

V. Balakrishnan

Volume growth is 4.5%, pricing growth is 0.5% on constant currency basis, and price growth is 1%.

Jayadevan

Will pricing remain under pressure going ahead?

V. Balakrishnan

I think pricing will be stable. We are not seeing any pressure on reducing the pricing. At the same time with all the uncertainty in the world, our ability to getting the price increase could also be difficult. So right now we are seeing a stable pricing environment. That is what is reflected in the Q2 numbers also.

Shantanu

This is Shantanu from Reuters. Could you give us some color on why your Q2 margins were down to 2% year-over-year?

V. Balakrishnan

It is mainly because of currency. If you look at Rupee, Rupee moved by around 3.4% on an average from Q1 levels. From Q1 to Q2 the margins went up by 1.9%. Rupee contributed a major part of it 1.5% and we have also seen improvement in utilization, by around 1% that gave around 0.4%, so net-net between Q1 and Q2 the margin went up by around 1.9%.

Shantanu

But it is still down 2% year-over-year from 30 points to 28 points?

V. Balakrishnan

Because, if you look at our growth, last year we grew more than 20% this year we are talking about 17% to 19% growth. We do give a wage increase in the beginning of the year. When you grow beyond 20% your ability to absorb the wage increase is very high, because you have a pyramid structure. If your growth slows down, that impacts you because the utilization could be low, because we are still hiring 45000 people. We have not changed our hiring guidance, so to that extent you will have an impact on margins and that is what you are seeing. But in the beginning of the year, we guided for 3% drop in the margin, if you remember, last quarter we revised it down to 2.5%. Now we are talking about something around 80-basis points, which is always a normal range of 50-100 basis points what you say. So I think currency to some extent helped us to reduce the impact, but I think it is all in the growth, if the growth comes much better, our ability to absorb some of these costs are very high.

Unknown Speaker

Why has there been a drastic drop in lateral hirers? Is that cost cutting measure or is that a conscious strategy. So what would the fresher versus the lateral hirer mix be?

S. D. Shibulal

There is no directional change in lateral hiring versus freshers. In fact our usual plan is to do something like 25% to 30% as lateral hirers and remaining as freshers. We are on track for the 45000 people, which we planned for the year and we are on track for the next quarter we will be hiring 8000 people. So this quarter there has been a lot of freshers and it will even out over the next two quarters.

Unknown Speaker

What happens to all the people who were given offers in the previous batch? Have they been on-boarded yet or are they still being on-boarded? That is the batch of 2010.

S. D. Shibulal

We have always even in the past honored all the offers we have given even in tough times. We have never gone back on an offer, which we have given in the campus. This year also everybody has joined or they are joining, based on the joining date.

Unknown Speaker

It is not complete yet the batch of 2010 the offers made.

S. D. Shibulal

As per the usual practice some of them will join in the third quarter. There is no change. None at all. The 23000, which I mentioned are offers in the campus for joining next year.

Vibu

Vibu from Business Standard. This $300mn client is it an existing account which has crossed $300 bn or it is a new account altogether?

S. D. Shibulal

It is an existing account, which has reached $300 mn on a LTM basis.

Vibu

I was just going through the employee matrix of subsidiaries; you said consulting has been merged with Infosys. There is a slight reduction in head count in consulting post merger?

S. D. Shibulal

There is no reduction in workforce. In fact we have offered everyone as per whatever is regulatory framework in each of the countries in which they work and everyone has accepted their offers. There is no reduction in workforce and they will all join Infosys.

Unknown Speaker

Infosys consulting as of September 30, 2011 the head count is 733 as compared to June 30, 745. So it has come down?

S. D. Shibulal

The new recruitment must be happening in Infosys and this might be the natural attrition, which goes on in Infosys consulting. There is no reduction in workforce.

Unknown Speaker

Do you have two subsidiaries in China?

V. Balakrishnan

We have two in China; if you go to multiple cities and you make an investment you need to have a new company. That is the law. So we have two subsidiaries there.

Sridhar K. Chari

Bala this is Sridhar from Mint. You have characterized pricing as largely stable, but has the downward trend across offerings been arrested now or does it still continue and which sectors, which verticals are most vulnerable?

V. Balakrishnan

I think pricing across the board has been very stable. We have not seen any big change in any of the vertical or industry segments but I think as you said earlier, it is all a personal environment. If US goes into a double dip like some of the people are predicting then we could have a challenge on the pricing. If there is a slower growth then it could be better for the industry. We have to watch it out but right now I think pricing is stable because of inflation is a global phenomenon, everybody understands, everybody’s cost base has grown up. So they are not seeing any change, and that is not changing across vertical or industry.

Unknown Speaker

What would be % of Non-Indian Employee?

S. D. Shibulal

At any point in time, if you look at our onsite offshore ratio, it is about 30%. So when you have about 140000 employees, you are talking about may be 30000 to 40000 employees outside India. So BPO percentage is low. It will be about may be somewhere between 30000 and 32000 people outside India. Most of our recruitment now in the local markets are local recruitments, so these are people who are not visa dependent. 86% of the people whom we recruited in US quarter are visa independent. The total number of non-Indians size is 6.5%.

Akansha

Hi, this is Akansha from Dataquest. I am not sure if this question has been asked before. Infosys has been talking about the sovereign debt and European crisis quite long back, even when the other companies in the competition, which we are talking about, market getting strong again. I guess with that understanding Infosys was definitely doing some kind of homework and preparations for the coming days, which we see getting very strong in the last few months. I want to understand how was Infosys preparing itself for that and has that helped them in getting some kind of strategic positioning in Europe?

S. D. Shibulal

We have been talking about this and it has been getting worse. It has not gotten any better number one. Number two, I think the most important thing whether there is a downturn, upturn, sideways is these three things. Number one, I think we need to continue to strengthen our specific partnership with our clients. Number two we need to increase the relevancy in everything, which they do and they do 3 things; they do operations, they look for efficiency in operations, productivity improvement, they do transformation for growth and they need innovations for creating differentiation, they operate globally so we need to be global, they look for one single organization, they want to deal with one single entity in a unified manner so we need to align in front of our clients. These are the four things which they look for whether it is downturn or upturn and if you look at our strategic direction of Building Tomorrow’s Enterprise and Infosys 3.0 this is exactly what we are trying to achieve or what we are achieving. We are operating in all the three areas, which they want us to operate, which are the business operations, transformation and innovation. We are operating globally for them, we are increasing the relevancy, we are strengthening our strategic partnership with them and we are increasingly putting seniors and senior level people to run our relationship. So it is about partnerships and lastly we are focused on delivering business values and I clearly believe that these things that is Building Tomorrow’s Enterprise and Infosys 3.0 will give us the advantage.

Unknown Speaker

Healthcare is emerging as a huge opportunity in the US market, so what is Infosys doing to capitalize on that given in the next 2, 3 quarters?

Ashok Vemuri

Healthcare is an extremely interesting field. We have a fairly as compared to some of our competitors of a smaller footprint than they have, but having said that we realize.

Unknown Speaker

Can you please quantify that what is your footprint?

Ashok Vemuri

We have a subsidiary company, which we have setup called Infosys Public Services Company, which is focused on the healthcare market. It is focused on the federal and state government because a significant amount of the healthcare investment or directions for that are state run and some are actually federally controlled so that is the business that is fairly in its nascent stage right now, overall we in terms of account opening that has shown significant traction. So over a period of the next year or so we will be able to see a much more impact full performance from our healthcare subsidiary.

Unknown Speaker

Could you clarify Mr. Shibulal about your reports about you acquiring Thomson Healthcare what is the status actually as a reader I am asking?

S. D. Shibulal

So, we cannot confirm, it is a rumor.

Unknown Speaker

Rumors are not to be confirmed I am asking information. I never ask rumor.

S. D. Shibulal

We are yet to remain as rumor. We are dating but not yet engaged. So as we have said in the past, acquisitions are extremely strategic for us. We have expanded our addressable space when it comes to acquisition. We now look at products and platform as an interesting area for acquisition then we look at opportunities for country penetration, we look at opportunities for creating deep domain skills in various verticals as an opportunity for acquisition.

Unknown Speaker

Shibu, Sir, yes, or no it was for this quarter with respect to that any negotiations or anything started any movement on that front?

S. D. Shibulal

No, nothing material is to report.

Balaji

Mr. Shibulal just the macro level Sir I do not know whether Bala will be able to clarify, because you have increased your guidance for the second time. Now it has gone up by Rs.1796 Crores from what you gave at the beginning April 15, 3199 to 3379 I am giving the average only that is $367 mn for this how much actually the currency changes have contributed how much should be from the business or the pricing it is $367 mn change?

V. Balakrishnan

I will try to answer Balaji without Shibu’s help.

Balaji

Anyone from the company?

V. Balakrishnan

Well from the beginning to now, the guidance has not changed for any change in volumes or any change in price. It is same. What has changed is only the currency because in the beginning of the year when we guided the rupee was somewhere at 44 and even last quarter when we guided it was 44.54. Now it has ended at 48.98 at the end of September so if you recap your dollar guidance based on the current rupee rate that is what the rupee growth is so there is no change in volumes, no change in price, it is purely a currency change.

Balaji

Yes, which means this could be again subject to revision if the currency appreciates again the rupee?

V. Balakrishnan

Of course we do not have control on currency so if it changes, it will get changed.

Balaji

So what was the actually non-operating income and then this quarter since it has gone down by 10% to 11% in this quarter?

V. Balakrishnan

Well non-operating income, last quarter was higher because we had a benefit on a non-operating side due to currency of close to something around $10 mn. Now this quarter that benefit is not there and the non-operating income has come down. If you look at the pure treasury income this quarter it is 417 Crores last quarter was 392 Crores, total non-operating income this quarter was 387 Crores, last quarter was 444 Crores because last quarter we had a 46 Crores benefit because of exchange this quarter we are having a 33 Crores impact because of exchange.

Balaji

At what rate?

V. Balakrishnan

Normally mark-to-market because whatever hedges just we had last quarter that was mark-to-market at 44.70 also and now we are again mark-to-market are 48.98. So all those impact go into the non-operating income.

Balaji

What could be the reason for your administrative and year-on-year basis operating expenses coming down?

S. D. Shibulal

It is purely based on economy of scales benefits. There is no other reason the company is growing but the non administrative expenses may not grow directly proportional.

Balaji

That has been cut down Sir?

S. D. Shibulal

No, there has not been cut down. In fact we are investing more into our business support functions.

Balaji

Sir, broadly if you see the way you are growing, actually, the kind of double-digit growth and all how does this square up with your concern for uncertainty and the macro environment, it does not seem to be actually at the micro level, you took the portion of the IT industry but as far as Infosys is concerned you have continued to be because your repeat business is there for long-term continues to be about 98% so my question is irrespective of the macroeconomic uncertainty worries and all?

S. D. Shibulal

So we are cautious and we need to be worried because the environment is not stable. There are uncertainties in the environment. What you are seeing is the reflection of three things. #1 it is the reflection of the strategic direction which we are taking and relevancy we are creating for our clients that is about Infosys 3.0 and Building Tomorrow’s Enterprise, second one the client portfolio which we have. If you look at our client portfolio that is almost all of it is Fortune 2000. We have 142 clients in the Fortune US 500. I think my number is right and our relationship with these clients is very, very strong. We are their partners in delivering business value in upturn and downturn, so it is a reflection of that. It is also a reflection of many of these strategies we have done over the last 10 to 11 years. So we have built an end-to-end service capability. Today we are service capability all across the technology spectrum; we have built a very deep domain capability as well as consulting and system integration capability. If you look at our revenue profile 31% of the revenue comes from consulting and system integration work which is I would tend to believe that one of the highest in the Indian industry. In fact in the consulting space we are the highest or the fastest growing company in the last 6 to 7 years.

Unknown Speaker

The extent of your operations vis-à-vis US and Europe is the background of this situation?

B. G. Srinivas

Europe at the macro level continues to face challenges but there is still significant headroom for us to grow. So that is why we continue to make investments in Europe. Even last quarter we have added 10 new clients in Europe, we definitely have had sequential growth. There has been of course topline getting impacted because of the currency movements, otherwise we continue to add clients, we continue to grow the European markets. We are going to hire local talent in Europe as a part of our expansion client both in continent as well as in our near shore centers both in Czech Republic and Poland. So overall IT spend outside the US, Europe is the second largest market place, while it continues to be fragmented heterogeneous and we are clearly recognizing this fact and our strategy for addressing European market is definitely bringing in the global best practices for the key verticals but at the same time having a very country specific regional approach to make sure that we are very relevant in each of these countries where our focus is. So in the medium term to long term we will continue to accelerate European growth ahead of the company’s growth. We want to capture a larger percentage of the revenues of our global revenues from Europe.

B. G. Srinivas

Headroom in which verticals it could be?

Unknown Speaker

Headroom if you look at the markets in Europe, we have headroom to grow in all the key verticals, the IT services spend is more than $150 bn and if you look at even if you take accessible market, it is more than $100 bn and that cuts across all verticals, our target segment is global 2000 companies and there are more than 150 of them yet to be acquired as Infosys clients, so we are seeing headroom in financial services definitely in manufacturing, in retail, CPG, energy utilities, pharma and healthcare.

Unknown Speaker

With respect to US how it is?

Ashok Vemuri

From the America’s market perspective the growth this time is about 6.2, which is ahead of the overall growth of the company and in terms of the overall contribution that has also gone up as a percentage of the top line. Clearly there is significant amount of uncertainty in the US market as there is in the world market it is largest economy in the world, so it is reflective of that but we clearly think that the investments that we have made in Building Tomorrow’s Enterprise in our ability to actually service the three things that our clients want, which Shibu talked about earlier it is clearly yielding that kind of dividends that we want, so whether it is in the retail segment which is growing very well, whereas in financial services we see significant momentum in our growth in the strategies that we have developed for growth, whether it is healthcare, whether it is utilities we are seeing very good traction in that as well. We think that the Americas will continue to play a fairly dominant role in terms of revenue capture for the company. We have two subsidiaries in the Americas, one is Infosys Brazil, and the other is Infosys Mexico both of which are in an investment stage at this point of time. We do think that Infosys Brazil provides us a great opportunity given the rapid growth that we are seeing in Brazilian economy. If you look at hiring we are continuing to invest in hiring the local market but significant percentage of people that we have hired outside of India are in the United States and Shibu did give you a matrix around 85% of the hiring in the US is not visa dependent. So we are preparing ourselves for what seems to be a fairly profound change or shift in the way our clients engage with us, clearly they have realized the kind of services and the capabilities that we are building tie in with their own strategy which is the reason we are finding traction, which is the reason also we believe that the Americas will continue to play an extremely important role in our growth.

Unknown Speaker

Last 12th LTM, basis the dip in energy utilities and telecom, is it an exception, from 14.7 to 11.3

S. D. Shibulal

Those are partly fluctuations. I want to give you some numbers. If you look at this quarter, at every vertical has grown quarter-on-quarter, not even a single vertical has not grown in fact retail RCL grew by 5.5%, energy utilities and services grew by 4.5%, FSI that is financial services and insurance grew by 4.4%, manufacturing grew by 3.5%. So every single vertical has grown on quarter-on-quarter. There could be two reasons why you are seeing some year-on-year shift, #1 is year-on-year inconsistency also because we have changed our reporting structures there could be some marginal changes.

Unknown Speaker

How is domestic market doing?

V. Balakrishnan

On a domestic market we are seeing very good traction. We are doing the IT projects where we process all the income tax returns. Last year it processed close to 85-lakh returns, this year quite possible will process somewhere between 1.5 and 2 Crores returns. It is doing very well. We also won the E-TDS return project that should start ramping up next quarter onwards. We are also participating in some of the bids on the India Post and others. So we are seeing a lot of traction in the Indian market. In the next few quarters if we win some of those projects we will have a sizable revenue base in the India. I think in India most of the spending is happening from the government because there is a greater focus on the government on increasing spending on IT even the new IT bill is coming up, so I think India will be a very interesting market, high growth market for us at least in the next few years.

Unknown Speaker

I think MNCs to take away the private sector business?

V. Balakrishnan

I do not know about the MNC orders, we are seeing good traction in the India market.

Unknown Speaker

That is respect to government spending but what in the private, the enterprise level?

V. Balakrishnan

Private also we are doing some exciting work with some of the telecom companies. Now we are trying to work with some of the pharma companies too, so I think India as you know we have started the practice at least only one year back, now we have very good team and we are seeing a lot of traction in India, probably in the next few years India could become a sizable market for us.

Unknown Speaker

Not concerned that quarterly it is down by 0.4%, the revenue contribution from India?

V. Balakrishnan

Base is small. We have to get scale. That is what I am saying with the opportunities what we are tracking the base could become large and that could become a sizable portion of revenue.

Unknown Speaker

Are there any plan for mid term appraisals for your employees at any level?

S. D. Shibulal

We have multiple cycles in place and there is no change from our previous practices, we will continue the same practices this year also.

Unknown Speaker

Shibu would it be fair to say that Infosys is closer to getting engaged now than it has been before?

S. D. Shibulal

I would not make any such remark because dating is sometimes a long process; we need to understand each other. We definitely have an intention to get engaged.

Unknown Speaker

There is a drop in revenue from fixed price projects, is it that the clients are not comfortable to go with fixed price projects?

S. D. Shibulal

No secular trend at all, this is a quarter-to-quarter aberration.

Unknown Speaker

With respect to Indian GDP growth and all there are a lot of concerns, things have not actually taken off, as they should have?

S. D. Shibulal

See our share in the Indian market is quite small so it should not impact us on the Indian revenue side.